Filed under Rule 433
File No. 333-133514
April 26, 2006
Sovereign Bancorp, Inc.
Final Pricing Term Sheet
Depositary Shares Each Representing a 1/1,000th ownership interest in a share of
Series C Non-Cumulative Perpetual Preferred Stock

Issuer:	Sovereign Bancorp, Inc.
Securities:	Depositary shares each representing a 1/1,000th ownership interest in a share of Series C Non-Cumulative Perpetual Preferred Stock
Legal Format:	SEC Registered (File No. 333-133514)
Size:	$200,000,000
Ratings:	Moody’s: Ba2; S&P: BB
Number of Depositary Shares:	8,000,000 depositary shares
Maturity:	Perpetual
Liquidation Preference:	$25,000 per preferred share (equivalent to $25 per depositary share)
Public Offering Price:	$25 per depositary share
Dividend Rate (non-cumulative):	7.300% per year on the amount of liquidation preference
Day Count Convention:	30/360
Underwriting Compensation:	$0.7875 per depositary share, except for sales to certain institutions in respect of which the underwriting compensation will be $0.50 per depositary share.
Net Proceeds to the Company (before expenses):	$193,700,000 (assuming an underwriting compensation of $0.7875 per depositary share on all sales)
Settlement Date (T+3):	May 1, 2006
Dividend Payment Dates:	February 15, May 15, August 15, and November 15, commencing August 15, 2006

Redemption Provisions:	The Series C Preferred Stock is not redeemable prior to May 15, 2011. On and after that date, the Series C Preferred Stock will be redeemable at the issuer’s option, subject to the prior approval of the Office of Thrift Supervision (or any successor bank regulatory agency having jurisdiction over the issuer), in whole at any time or in part from time to time, at a redemption price equal to $25,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends. Neither the holders of Series C Preferred Stock nor holders of depositary shares will have the right to require the redemption or repurchase of the Series C Preferred Stock.
Voting Rights:	None, except, as discussed in more detail in the prospectus supplement under “Description of Series C Preferred Stock — Voting Rights,” in the case of certain dividend non-payments and to approve certain transactions. Holders of depositary shares must act through the depositary to exercise any voting rights, as discussed in more detail in the prospectus supplement under “Description of Depositary Shares — Voting the Series C Preferred Stock.”
Tax Consequences:	As discussed in more detail in the prospectus supplement under “Certain U.S. Federal Income Tax Considerations,” distributions constituting dividend income received by an individual U.S. holder in respect of the depositary shares before January 1, 2009 will generally represent ''qualified dividend income,” which will be subject to taxation at a maximum rate of 15% (or a lower rate for individuals in certain tax brackets) subject to certain exceptions for short-term and hedged positions. In addition, subject to similar exceptions for short-term and hedged positions, distributions on the depositary shares constituting dividend income paid to holders that are U.S. corporations will generally qualify for the 70% dividends-received deduction.
Perpetual Preferred Series C CUSIP:	845905504
Perpetual Preferred Series C ISIN:	US8459055047
Depositary Shares CUSIP:	845905405
Depositary Shares ISIN:	US8459054057

Listing:	Application will be made to list the depositary shares on the New York Stock Exchange.
Joint Book-Running Managers:	Citigroup Bear, Stearns & Co. Inc. JPMorgan
Co-Managers:	Lehman Brothers Morgan Stanley Santander Investment
This communication includes disclosure about the expected ratings for the issuer’s depositary shares each representing a 1/1,000th ownership interest in a share of Series C Non-Cumulative Perpetual Preferred Stock. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at toll-free 1-800-248-3580.

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